Boston Trust & Walden Funds
One Beacon Street
Boston, MA 02108

January 6, 2016

Via EDGAR Correspondence

Tony Burak
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, DC 20549

RE:	Boston Trust & Walden Funds (the “Registrant”): File Nos. 811-06526 and 33-44964

Dear Mr. Burak:

This letter responds to your comments conveyed by telephone on December 17, 2015 relating to the Registrant’s most recent Form N-CSR, filed on June 8, 2015.

1.	Comment: Registrant responded to Items 4(a)-(d), but omitted responses to (e)-(h). If applicable, please provide responses to those items in the future.

Response: Registrant will include responses to Items 4(e)-(h) in future filings, as applicable.

2.	Comment: It appears there are series and class identifiers that should be deactivated (identifiers designated NA-NA11 were specifically mentioned).

Response: Registrant selects active series and class identifiers for purposes of its filings. Registrant has reviewed and deactivated identifiers associated with inactive series and classes.

The Registrant acknowledges the following:

1.              The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.              Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.              Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.              The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 617-726-7220.

Very truly yours,

/s/ Jennifer Ellis

Jennifer Ellis
Treasurer and Principal Financial Officer
Boston Trust & Walden Funds

cc:              Michael V. Wible, Thompson Hine LLP